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EXHIBIT 12.1

ADESA, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before
Income taxes	$204.4	$201.9	$178.1	$188.1	$152.0

Fixed charges(1)
Interest expense	27.4	31.2	25.4	16.0	22.5
Interest component of all rentals	7.9	7.3	7.2	7.8	8.0

Total fixed charges	35.3	38.5	32.6	23.8	30.5
Earnings before income taxes and fixed charges	$239.7	$240.4	$210.7	$211.9	$182.5

Ratio of earnings to fixed charges	6.8	6.2	6.5	8.9	6.0

(1)
Fixed charges represent interest and the interest component of all rentals. The Company uses a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

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ADESA, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)